Exhibit 99.1

BriaCell Phase I/IIa Clinical Trial Combination Study in Advanced Breast Cancer Patients Open for Enrollment

NEW YORK and VANCOUVER, British Columbia, July 14, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer and other cancers, today announces the open recruitment and enrollment of their collaborative clinical study with Incyte. The Phase I/IIa combination study is designed to evaluate BriaCell’s lead candidate, Bria-IMT™, with Incyte’s checkpoint inhibitor, retifanlimab, and IDO1 inhibitor, epacadostat, for the treatment of advanced breast cancer.

The BriaCell and Incyte clinical program is a non-exclusive clinical trial collaboration to evaluate the effects of combinations of novel clinical candidates. Under the agreement, Incyte is providing compounds from its development portfolio, including retifanlimab, an anti-PD-1 monoclonal antibody, and epacadostat, an IDO1 inhibitor, for use in combination studies with Bria-IMT™, in advanced breast cancer patients.

BriaCell and Incyte had previously treated two patients under this Phase I/IIa combination study subsequent to the corporate collaboration commencement in April 2019. Some of those patients were included in BriaCell’s recent survival data announcement. With funding now secured, BriaCell has once again opened this collaborative study to enrollment.

“We are aligned with our clinical collaboration partners at Incyte in placing value on innovation and look forward to further developing novel therapeutics for advanced breast cancer patients together,” stated Dr. Bill Williams, BriaCell’s President and CEO. “Our preliminary data indicates that this novel combination has the potential to be a safe and effective treatment for advanced breast cancer patients who have few to no other treatment options.”

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com